SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               FORM 10SB

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

            Creative Beauty Supply of New Jersey Corporation
                 (Exact name of Small Business Issuer
                            in its charter)

   New Jersey                       56-2415252
 (State or other jurisdiction      (I.R.S. Employer
of incorporation or organization)  Identification
                                      number)

   380 Totowa Road
     Totowa, NJ                          07512
(Address of principal executive offices) (Zip Code)

Registrant's Telephone number, including area code:
(973) 904-0004


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value


Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, Creative NJ's growth strategies, and
anticipated trends in Creative NJ's business and demographics.   These
forward-looking statements are based largely on Creative NJ's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond Creative NJ's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

Creative Beauty Supply of New Jersey Corporation was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the board of directors of Creative Beauty Supply Inc. ("CBS"), as a wholly owned subsidiary of that company, a publicly traded New Jersey corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to Creative NJ, and CBS approved a spin-off of this subsidiary to its shareholders. The spin-off was approved in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc., a Delaware corporation, upon approval by vote of the stockholders of CBS and Global Digital whereby the former shareholders of CBS will become the owners of 100 percent of the common stock of Creative NJ. The common shares to be transferred upon completion of this Form 10SB to the former shareholders of CBS prior to the merger are being held in
escrow with Jody M. Walker, Attorney At Law.    CBS is the predecessor
of Creative NJ.    Pursuant to the requirements of Staff Legal Bulletin
#4, the spin-off will be completed upon the satisfactory resolution of all SEC comments to this Form 10SB.

Pursuant to the terms of the spin-off arrangement, upon completion of the Form 10SB, Global Digital will provide its shareholders as of January 1, 2004, one share of Creative NJ for every share of Global Digital owned as of the record date.

There is not expected to be any material changes in Creative NJ's operations as a result of the spin-off.

Creative NJ is filing this Form 10SB voluntarily.   Creative NJ will
voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Exchange Act.

Corporate Operations. Creative NJ operates as a cosmetic and beauty supply distributor at both the retail and wholesale levels. Creative NJ's various beauty and cosmetic products are purchased by it from a number of unaffiliated suppliers and manufacturers and thereafter sold on its premises to retail "walk-in" customers or directly to beauty salons.

Products.   Creative NJ's beauty and cosmetic products primarily
consist of the following items: Shampoos, conditioners, mousse, setting/styling and spray gels, lotions, lipstick and nail products and hair sprays as well as such beauty and cosmetic related appliances as blow dryers, curling irons, mirrors, air diffusers and hair trimmers. Many of the aforesaid products (at least 80%) may be considered to be "national" brands bearing consumer recognition with respect to the
their respective names.   Such consumer recognition of such "brand"
names is considered by Creative NJ to be of assistance to it with respect to sale of such products since consumer recognition is advanced by national brand media advertising (at no cost to Creative NJ but to Creative NJ's benefit) when potential customers are already familiar with the product as a result of media advertising.

Suppliers.   The above indicated products are purchased by Creative NJ
from a number of unaffiliated suppliers and management of Creative NJ does not contemplate or anticipate any significant difficulties with its ability to purchase such products from its current suppliers and/or from replacement and/or additional suppliers if and when necessary or
advisable.   Creative NJ does not have any written or oral agreements
with any of its suppliers.   Creative NJ purchases approximately 56% of
its products from New York City Beauty Supply.   Management believes
that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in obtaining merchandise and possible loss of sales that could affect operating results.

Distribution.   Creative NJ is currently distributing its products to
approximately 200 nail and beauty salons.   Its territory is
principally and almost exclusively located within the northern and central portion of the State of New Jersey, in the counties of Essex, Hudson, Bergen, Passaic, Morris and Union.

Creative NJ sells cosmetic and beauty supplies, both on the retail and
wholesale levels to beauty salons and to the general public.   No
customer contributes more than 10% of revenues. Creative NJ operates in a single segment.

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to these customers for consumption in the course of providing hair care services, and not for the resale are
considered retail sales.    All sales to the general public are also
considered retail sales.

Net sales are summarized as follows for the six months ended June 30, 2004:

          Retail                              $   43,564
          Wholesale                               60,036
                                              ----------
                                              $  103,600
                                              ==========

Competition.   Competition is based on price.  Creative NJ's price
ranges of its various products are within the manufacturer-suggested prices, services and product lines. Creative NJ is competing with established companies and other entities (many of which may possess
substantially greater resources than Creative NJ).   Almost all of the
companies with which Creative NJ competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than Creative NJ now has, or will have in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that Creative NJ's products will compete successfully with other established and/or well-regarded products. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Marketing.   Creative NJ has no formal marketing plan and no sales
representatives.   Creative NJ's products are marketed through catalog
advertising to the salon industry and special promotions.     The
salons order and receive their products weekly.   No customer accounts
for more than 10% of sales and there are no existing sales contracts.

Backlog.   Creative NJ services its wholesale accounts on two days
notice. There is no backlog.   If Creative NJ does not have a specific
item, it is back ordered until the next delivery.

Employees.   Creative NJ currently has one full-time employee and one
part-time employee.   Creative NJ does not plan to hire additional
employees in the next twelve months.

Creative NJ's operations do not depend nor are they expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary
information.   No amounts have been expended by Creative NJ for
research and development of any products nor does Creative NJ expect to expend any amounts this year or in the near future.

Creative NJ's business, products and properties are not subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

Seasonal Nature of Business Activities.   Creative NJ's business
activities are not seasonal.


Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Trends and Uncertainties. Demand for Creative NJ's products will be dependent on, among other things, market acceptance of Creative NJ's concept and general economic conditions, which are cyclical in nature. Inasmuch as all of Creative NJ's activities is the receipt of revenues from the sales of its products, Creative NJ's business operations may be adversely affected by Creative NJ's competitors.

Capital and Source of Liquidity.   Creative NJ is obligated under a
lease agreement with an unrelated party for the space occupied by its executive offices, store, and warehouse facilities in Totowa, New Jersey. The lease expires on April 30, 2007, and has a monthly rent of $1,350. The future lease payments at June 30, 2004 are $45,900. This lease was a renewal of a prior lease that expired on April 30, 2004 and had a monthly rent of $1,300. The prior lease, which was the obligation of CBS, Creative NJ's predecessor, was assigned to Creative NJ on January 1, 2004.

For the six months ended June 30, 2004, Creative NJ had net cash acquired in spin-off of $256,668, proceeds received as additional paid in capital of $2,594, proceeds received from parent company of $4,396
and amounts paid to parent company of $4,396.   As a result, Creative
NJ had net cash provided by financing activities of $259,262 for the six months ended June 30, 2004.

In 2003, CBS, the predecessor company had a fiscal year end of March
31. Therefore an unaudited proforma statement of operations and proforma statement of cash flows for the six months ended June 30, 2003
has been presented for comparative purposes.   For the six months ended
June 30, 2003, CBS, the predecessor company did not pursue any financing activities.

For the period from January 1, 2004 to January 31, 2004, Creative NJ had net cash acquired in spin-off of $256,668, received proceeds from
parent company of $3,209 and paid $4,396 to parent company.   Net cash
acquired in spin-off transaction was comprised of assets acquired other than cash of $263,113 consisting of accounts receivable of $1,456, inventory of $53,860, investments in available for sale securities of $200,000, prepaid expenses of $1,300, and plant and equipment of $6,497, liabilities assumed of ($36,490), which were comprised of accounts payable and accrued expenses, and common stock issued of
($483,291).   As a result of these activities, Creative NJ had net cash
provided by financing activities of $255,481 for the period from January 1, 2004 to January 31, 2004.

The investment in available securities consists of an investment in 2,000,000 common shares of Ram Ventures Holding Corp., a publicly
traded company listed on the NASDAQ Bulletin Board.   The unrealized
gain of $148,550, which is net of taxes of $91,450, is the difference between the fair market value of the common stock owned, as determined by the closing market price per share on January 30, 2004 (the last day the securities was traded before the balance sheet date of January 31,
2004), and the cost of the investment which was $200,000.   The closing
price per share on January 30, 2004 of $0.25 per share was reduced by 10% (2 and 1/2 cents) to adjust for the fact that a sale of these shares would likely depress the market price of the common stock.

For the year ended March 31, 2003, CBS had no cash flows from financing activities.

For the year ended March 31, 2002, CBS issued common stock and options for $135,630 resulting in net cash provided by financing activities of $135,630.

For the six months ended June 30, 2004, Creative NJ acquired available for sale security of $5,000 resulting in net cash used in investing activities of $5,000

For the six months ended June 30, 2003, CBS had no cash flows from investing activities.

For the period from January 1, 2004 to January 31, 2004, Creative NJ had no cash flows from investing activities.

For the year ended March 31, 2003, CBS received proceeds from the sale of marketable securities in the amount of $25,000 and proceeds from the sale of assets in the amount of $700. CBS acquired a used delivery van
for $9,394.   As a result, CBS had net cash provided by investing
activities of $16,306 for the year ended March 31, 2003.

For the year ended March 31, 2002, CBS received proceeds from the sale of marketable securities in the amount of $75,000 resulting in net cash provided by investing activities of $75,000.

Results of Operations.

Creative NJ sells approximately 1,000 different products at varying mark ups ranging from 20 to 40 percent.

For the six months ended June 30, 2004, Creative NJ had net sales of $103,600 and cost of sales of $66,011 resulting in gross profit of $37,589.

For the six months ended June 30, 2004 Creative NJ had operating
expenses of $55,157.   These expenses consisted of officer's salary of
$15,000, employee benefits of $6,073, professional fees of $14,265, rent of $7,850 and other general and administrative expenses of $11,969.

For the six months ended June 30, 2003 CBS had a net loss of $(58,015). CBS had net sales of $93,478 with a cost of goods sold of $68,096 resulting in gross profit of $25,382 for the six months ended June 30, 2003.

CBS had operating expenses of $88,054 for the six months ended June 30,
2003.   These expenses primarily consisted of officer's salaries of
$16,020, employee benefits of $5,068, professional fees of $46,229, rent of $7,800 and other general and administrative expenses of $12,937.

For the period from inception (January 1, 2004) through January 31, 2004, Creative NJ had net sales of $34,061 and cost of sales of $11,649 resulting in gross profit of $22,412.

Creative NJ had operating expenses of $9,422 for the period from January 1, 2004 through January 31, 2004. These expenses primarily consisted of officer's salaries of $2,500, employee benefits of $999, professional fees of $2,000, rent of $1,300, and other general and administrative expenses of $2,623.

Plan of Operation. During the next twelve months, Creative NJ may obtain new product lines by negotiating with various manufacturers. Creative NJ does not intend to hire any additional employees.

To date, no product lines have been identified and no timeframes established or cash needs defined.

Creative NJ is not delinquent on any of its obligations even though
Creative NJ has had limited operating revenues.   Creative NJ intends
to market its products utilizing cash made available from the sale of
its products.   Creative NJ is of the opinion that revenues from the
sales of its products - - -will be sufficient to pay its expenses.

Creative NJ does not have nor does it intend to have pension and/or other post-retirement benefits in the future.

Creative NJ does not have any or intends to have any derivative instruments or hedging activities.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Creative NJ's
financial statements and the accompanying notes.   The amounts of
assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for allowance for doubtful accounts, fair market values of marketable securities, asset impairments, inventory
and income taxes.   Actual results could differ from these estimates.

The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements.

Revenue is recognized when earned in accordance with applicable accounting standards.  Net sales are recognized at the time products
are shipped to customers.   Over-the-counter sales are recorded at
point of sale.

The allowance for doubtful accounts is based on Creative NJ's assessment of the collectability of specific customer accounts, credit worthiness and economic as well as the aging of the accounts receivable
balances.   If there is a deterioration of a major customer's credit
worthiness or actual defaults are higher than Creative NJ's historical experience, Creative NJ's estimates of recoverability of amounts due Creative NJ could be adversely affected.

Creative NJ has elected to classify all of its investments in equity securities as available-for-sale and report them at fair value. Realized gains and losses are recorded in earnings (loss) and changes in the unrealized gain or loss is excluded from earnings (loss) and reported as a component of other comprehensive income (loss).

Creative NJ's inventory consists of finished goods and is valued at lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. Creative NJ also considers obsolescense, excessive levels, deterioration and other factors in evaluating net realizable value.

Creative NJ periodically evaluates the net realizable value of long-lived assets, including property and equipment, relying on a number of factors including operating results, business plans, economic
projections and anticipated future cash flows.   An impairment in the
carrying value of an asset is recognized whenever future cash flows (undiscounted) from an asset are estimated to be less than its carrying
value.   The amount of the impairment recognized is the difference
between the carrying value of the asset and its fair value.

New Accounting Standards:
In December 2003 the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities including the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 is effective for Creative NJ beginning January 1, 2004. This statement was effective for Creative NJ beginning January 1, 2004 and had no impact on Creative NJ's financial position at that date, or results of operations for the six months ended June 30, 2004 nor is it expected to have an impact in the future.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," (SFAS 150). This statement establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that instruments that are redeemable upon liquidation or termination of an issuing subsidiary that has a limited life are considered to be mandatorily redeemable shares in the financial statements of the parent. Accordingly, those non-controlling interests are required to be classified as liabilities and recorded at settlement value by this standard. This statement was effective for Creative NJ beginning January 1, 2004 and had no impact on Creative NJ's financial position at that date or results of operations for the June 30, 2004 nor is it expected to have an impact in the future.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," (SFAS
132). This statement revised employers' disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined post-retirement plans. This statement is effective for fiscal years ending after December 15, 2003 and quarters beginning after that date. Creative NJ adopted this statement on January 1, 2004 and it had no impact on its financial position at that date or results of operations for the six months ended June 30, 2004, nor is it expected to have an impact in the future.

Forward-Looking Statements

This Form 10-SB contains forward-looking statements within the meaning
of the federal securities laws.   These statements include those
concerning the following: Our intentions, beliefs and expectations regarding the fair value of all assets and liabilities recorded; our strategies; growth opportunities; product development and introduction relating to new and existing products; the enterprise market and related opportunities; competition and competitive advantages and disadvantages; industry standards and compatibility of our products; relationships with our employees; our facilities, operating lease and our ability to secure additional space; cash dividends; excess inventory, our expenses; interest and other income; our beliefs and expectations about our future success and results; our operating results; our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements; our expectations regarding our revenues and customers; investments and
interest rates.   These statements are subject to risk and
uncertainties that could cause actual results and events to differ materially.

Creative NJ undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-SB.

Controls and Procedures.   Carmine Catizone, the chief executive
officer and Daniel Generelli, the chief financial officer of Creative NJ have made an evaluation of the disclosure controls and procedures relating to the financial statements of Creative NJ for the period from inception (January 1, 2004) through January 31, 2004 and the six months ended June 30, 2004 and have judged such controls and procedures to be effective as of June 30, 2004 (the evaluation date).

There have not been any significant changes in the internal controls of Creative NJ or other factors that could significantly affect internal controls relating to Creative NJ since the evaluation date.

ITEM 3.  DESCRIPTION OF PROPERTY.

Creative NJ's executive offices and showroom are located at 380 Totowa
Road, Totowa, New Jersey 07512.  Telephone No. (973) 904-0004.   These
offices consist of 1,400 square feet on a lease term.   Creative NJ is
obligated under a lease agreement with an unrelated party for the space occupied by its executive offices, store, and warehouse facilities in Totowa, New Jersey. The lease expires on April 30, 2007, and has a monthly rent of $1,350. The future lease payments at June 30, 2004 are $45.900. This lease was a renewal of a prior lease that expired on April 30, 2004 and had a monthly rent of $1,300. The prior lease, which was the obligation of Creative NJ's parent company, Creative Beauty Supply Inc., was assigned to Creative NJ on January 1, 2004.

Creative NJ owns its delivery vehicle and the computers used in the operation of the business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The common shares to be distributed to Global Digital shareholders as of January 1, 2004 are being held in escrow with Jody M. Walker, Attorney At Law until this Form 10SB is completed The following tabulates holdings of shares of Creative NJ by each person who, adjusted for completion of the spin-off, will holders of record or is known by Management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of Creative NJ
individually and as a group.   Each named beneficial owner has sole
voting and investment power with respect to the shares set forth opposite his name.

                   Shareholdings at August 31, 2004
                Adjusted for completion of the spin-off

                                                              Percentage of
                                Number & Class(1)              Outstanding
Name and Address                  of Shares                   Common Shares
Carmine Catizone(4)           Common   1,308,000 (direct)          31.26%
10 1/2 Walker Avenue                      80,600(2) (indirect)      1.93%
Morristown, NJ 07960

Daniel T. Generelli           Common      80,000                    1.91%
24 Kansas Street
Hackensack, NJ 07601

All Directors & Officers               1,468,600                   35.10%
as a group (2 persons)

Pasquale Catizone(4)          Common     500,000 (direct)          11.95%
266 Cedar Street              Common      10,000(3)(indirect)        .24%
Cedar Grove, NJ 07009

Ram Venture Holdings Corp.(5) Common     630,000                   15.06%
3040 E. Commercial Blvd.
Fort Lauderdale, FL 33308




Cede & Co.                    Common     487,500                   11.65%
P.O. Box 20
Bowling Green Station
New York, NY 10274

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.

Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Carmine Catizone and Phyllis Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares and custodial shares.

(3)Pasquale Catizone and Barbara Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares.

(4) Carmine Catizone and Pasquale Catizone are brothers.

(5) Ron Martini is the beneficial owner of the shares held by Ram
Venture.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                            Position Held        Term of Office
Carmine Catizone, age 54      President, Director   October 1, 2003
                                                       to present

Daniel Generelli, age 36      Secretary/Treasurer   October 1, 2003
Vice-President/Director                                to present

Resumes:

Carmine Catizone.   Mr. Catizone has been President and a director of
Creative NJ since its incorporation on October 1, 2003. From June 1988 to July 1994, Mr. Catizone was President and a Director of J&E Beauty
Supply, Inc., a retail and wholesale beauty supply distributor.   Mr.
Catizone served as President and a director of C&C Investments, Inc., a blank check company (now known as T.O.P.S. Medical Corp., which provided chemicals for transportation of organs) from July 1977 to December 1984. From August 1995 to March 19, 2004, Mr. Catizone was
President and a director of Creative Beauty Supply, Inc.   Mr. Catizone
is not currently involved with T.O.P.S. Medical Corp.   From June 1980
to December 1985, Mr. Catizone had been district sales manager (engaged
in sales of cosmetics) for Chattem Labs.   Mr. Catizone received his
Bachelor of Science degree from Fairleigh Dickerson University in 1972.

Daniel Generelli.   Mr. Generelli has been Secretary-Treasurer and a
director of Creative NJ since its incorporation on October 1, 2003. From August 1995 to March 19, 2004, Mr. Generelli was Secretary-
Treasurer and a director of Creative Beauty Supply, Inc.   From
December 1989 to July 1995, Mr. Generelli was Secretary/Treasurer and a director of J&E Beauty Supply, Inc., a retail and wholesale beauty
supply distributor.   From December 1984 to December 1989, Mr.
Generelli was employed as a distribution supervisor with Tags Beauty Supply, a retail and wholesale beauty supply distributor in Fairfield,
NJ.   Mr. Generelli graduated from Ramapo College of New Jersey with a
Bachelor of Science degree in June of 1984.

Carmine Catizone, Daniel Generelli and Pasquale Catizone would be deemed to be promoters of Creative NJ.

ITEM 6.   EXECUTIVE COMPENSATION

To date, Creative NJ has not entered into employment agreements nor are any contemplated.

                   Annual Compensation                    Awards               Payouts
                ---------------------------        ----------------------      ----------
                                                    Other        Restricted  Securities
                                                    Annual          Stock    Underlying         LTIP       All Other
Name and Position   Year  Salary($)  Bonus($) Compensation($)  Awards(#)  Options/SARs(#)  Payouts($) Compensation($)
Carmine Catizone      2003    ---        ---          ---            ---        ---             ---          ---
   President

Daniel Generelli      2003    ---        ---          ---            ---        ---             ---          ---
 Secretary/Treasuer/
 Director

Board of Directors Compensation.   Members of the Board of Directors
may receive an amount yet to be determined annually for their participation and will be required to attend a minimum of four meetings
per fiscal year.   To date, Creative NJ has paid $0.00 in directors'
expenses.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amount due from related party.   From January 1, 2004 to January 31,
2004, amount due from related party is comprised of advances to CBS, the predecessor of Creative NJ, of $4,396, net of amounts transferred in from the parent of $3,209.

On January 1, 2004, the assets and liabilities of CBS were contributed at book value which represented fair value at January 1, 2004, to Creative NJ, and CBS approved a spin-off of this subsidiary to its shareholders. The spin-off was approved in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc., a Delaware corporation, upon approval by vote of the stockholders of CBS and Global Digital whereby the former shareholders of CBS will become the owners of 100 percent of the common stock of Creative NJ. The common shares to be transferred upon completion of this Form 10SB to the former shareholders of CBS prior to the merger
are being held in escrow with Jody M. Walker, Attorney At Law.    CBS
is the predecessor of Creative NJ.    Pursuant to the requirements of
Staff Legal Bulletin #4, the spin-off will be completed upon the satisfactory resolution of all SEC comments to this Form 10SB.

Pursuant to the Memorandum of Understanding between CBS and Global Digital, Creative NJ and Carmine Catizone, Pasquale Catizone and their families have agreed to indemnify Global from any claims arising from existing liabilities of CBS prior to the closing that occurred on March
19, 2004.    Carmine Catizone was President and Chief Executive Officer
of CBS through the closing date of the merger, and is currently President of Creative NJ and Pasquale Catizone was a stockholder of CBS through the closing date of the merger.

There are no other agreements between Global Digital Solutions, Inc.
and Creative NJ post spin-off.   The spin-off includes all the
operations, assets and liabilities of the Creative NJ subsidiary.

Global Digital does not retain any liability once the spin-off is completed and Global Digital and Creative NJ will mutually release each other from any claims after the spin-off.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of Creative NJ's Certificate of Incorporation and Bylaws, as amended.

Common Stock. Creative NJ's articles of incorporation authorize it to issue up to 100,000,000 common shares, $.001 par value per common share. As of January 31, 2004, 3,494,650 common shares were issued and outstanding.

Creative NJ is authorized to issue up to 10,000,000 preferred shares. As of January 31, 2004, no preferred shares were issued and outstanding.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
common share will be entitled to share equally in the assets of Creative NJ legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the board of directors to declare dividends out of any funds legally available therefore. Creative NJ has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of
Creative NJ.   Accordingly, future dividends, if any, will depend upon,
among other considerations, Creative NJ's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of Creative NJ are entitled
to voting rights of one hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Our bylaws allow action to be taken by written consent rather than at a meeting of stockholders with the consent of the holders of a majority of shares entitled to vote.

Transfer Agent. Continental Stock Transfer & Trust Company acts as Creative NJ's transfer agent.

                               PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.   Creative NJ's common stock is not included in the
pink sheets or in the OTC Bulletin Board maintained by the NASD.
Creative NJ plans to apply to the OTC Bulletin Board.

There is no public trading market for Creative NJ common stock and there is no guarantee any trading market will develop.

Holders.   The sole shareholder of record of Creative NJ's common
stock, as of January 31, 2004 was Creative Beauty Supply, Inc.   As a
result of the spin-off, the approximate number of record holders of Creative NJ will be 113.

Dividends.   Holders of Creative NJ's common stock are entitled to
receive such dividends as may be declared by its board of directors
after the spin-off has been completed.   Creative NJ does not
anticipate that it will declare any dividends.   All profit will be
used for continuing operations.

ITEM 2.  LEGAL PROCEEDINGS

Creative NJ is not a party to any legal proceedings nor is Creative NJ aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

(a) On March 19, 2004, the board of directors of CBS, the predecessor of Creative NJ dismissed Withum Smith & Brown, PC as CBS's independent
public accountants and notified them on that same date.   The decision
to use another accounting firm was made due to the change of control of CBS.

     Withum Smith & Brown, PC on the financial statements of Creative Beauty Supply, Inc. for the fiscal year ended March 31, 2003 and 2002 neither contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

     During CBS's most recent fiscal year and the interim period through the date of dismissal, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure and there were no "reportable events" with Withum Smith & Brown, PC as described in Items 304 (a)(1)(iv) and (v) of Regulation S-K, respectively.

(b) On March 19, 2004, the board of directors of Creative NJ engaged the accounting firm of Samuel Klein and Company as principal accountants of Creative NJ for the period from inception through
January 31, 2004.   Creative NJ has not consulted Samuel Klein and
Company during predecessor CBS's two most recent fiscal years and the interim period for the quarter ended December 31, 2003.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

On January 1, 2004, 3,494,650 common shares were issued to Creative Beauty Supply, Inc., the parent company for $.001 per common share. These common shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1934 to a sophisticated investor.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Creative NJ shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New Jersey, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Creative NJ, or served any other enterprise as director, officer or employee at the request of Creative NJ. The board of directors, in its discretion, shall have the power on behalf of Creative NJ to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Creative NJ.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Creative NJ, Creative NJ has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by Creative NJ of expenses incurred or paid by a director, officer or controlling person of Creative NJ in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Creative NJ will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                         PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheet - June 30, 2004
Unaudited Statement of Operations for the six months ended June 30, 2004 and unaudited proforma statement of operations for the six months ended June 30, 2003
Unaudited Statement Cash Flows for the six months ended June 30, 2004 and unaudited proforma statement of cash flows for the six months ended June 30, 2003
Notes to Financial Statements

Independent Auditor's Report dated March 26, 2004
Balance Sheet - January 31, 2004
Statement of Operations for the period from inception (January 1, 2004) to January 31, 2004
Statement of Comprehensive Loss for the period from inception (January 1, 2004) to January 31, 2004
Statement of Changes In Stockholders' Equity for the period from inception (January 1, 2004) to January 31, 2004
Statement of Cash Flows for the period from inception (January 1, 2004) to January 31, 2004
Notes to Financial Statements

Financials of Predecessor Company

Unaudited Balance Sheet - December 31, 2003
Unaudited Statement of Operations for the nine months ended December
31, 2003
Unaudited Statement Cash Flows for the nine months ended December 31,
2004
Notes to Financial Statements

Independent Auditor's Report dated May 27, 2003
Balance Sheet - March 31, 2003
Statement of Operations and Comprehensive Loss for the years ended March 31, 2003 and March 31, 2002
Statement of Stockholders' Equity
Statement of Cash Flows
Notes to Financial Statements

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                            BALANCE SHEET
                            JUNE 30, 2004
                              UNAUDITED

ASSETS
------
Current Assets:
  Cash and cash equivalents                                $  246,515
  Accounts receivable                                           1,023
  Inventory                                                    47,714
  Investments in available for sale securities                685,000
  Prepaid expenses                                              1,928
  Due from related party                                            -
                                                           ----------
    Total Current Assets                                      982,180

Property and equipment, net of accumulated
 depreciation of $649 at June 30, 2004                          5,848
                                                           ----------
    Total Assets                                           $  988,028
                                                           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable and accrued expenses                    $   37,308
  Income taxes payable                                              -
                                                           ----------
    Total Current Liabilities                                  37,308

Deferred Tax Liability                                        202,805
                                                           ----------
    Total Liabilities                                         240,113
                                                           ----------

Commitments and Contingencies

Stockholders' Equity:
  Preferred Stock ($.001 par value, 10,000,000 shares
    authorized, none outstanding at June 30, 2004)                  -
  Common stock ($.001 par value, 100,000,000 shares
    authorized, 3,494,650 issued and outstanding at
    June 30, 2004)                                              3,495
  Additional paid-in-capital                                  482,390
  Retained earnings (deficit)                                 (11,570)
  Accumulated other comprehensive income                      273,600
                                                           ----------
    Total Stockholders' Equity                                747,915
                                                           ----------

    Total Liabilities and Stockholders' Equity             $  988,028
                                                           ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                         STATEMENTS OF OPERATIONS
                              UNAUDITED

                                     For the six months ended
                                             June 30,
                                     2004               2003
                                    -----              ------
                                                    (Predecessor)
                                                      (Proforma)

Net Sales                         $  103,600         $  93,478

Cost of Sales                         66,011            68,096
                                  ----------         ---------
Gross Profit                          37,589            25,382

Operating Expenses
  Officer's salary                    15,000            16,020
  Employee benefits                    6,073             5,068
  Professional fees                   14,265            46,229
  Rent                                 7,850             7,800
  Other general and administrative    11,969            12,937
                                  ----------         ---------
    Total Operating Expenses          55,157            88,054
                                  ----------         ---------
Loss from operations                 (17,568)          (62,672)

Other Income:
  Interest income                      2,403             4,657
                                  ----------         ---------
    Net Loss before Income Taxes     (15,165)          (58,015)

Provision for (benefit from)
   income taxes                       (3,595)                -
                                  ----------         ---------
Net Loss                             (11,570)          (58,015)


Other Comprehensive Income (Loss),
  net of tax arising from
  unrealized gain (loss) on available
  for sale securities                273,600           (19,800)
Less:  reclassification adjustment,
   net of tax                              -            (60,200)
                                  ----------        -----------
Total Comprehensive Income (Loss) $  262,030        $  (138,015)
                                  ==========        ============

Earnings (loss) per Share:
  Basic and diluted net loss
   per common share               $        -          $  (0.02)
                                  ==========         =========
  Basic and diluted weighted
    average common shares
     outstanding                   3,494,650         3,494,650
                                  ==========        ==========


The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                        STATEMENTS OF CASH FLOWS
                            UNAUDITED

                                     For the six months ended
                                             June 30,
                                     2004               2003
                                    -----              ------
                                                     (Predecessor)
                                                      (Proforma)
Cash Flows from Operating Activities:
  Net loss                       $  (11,570)            $  (58,015)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities:
    Depreciation                        649                    881

  Changes in assets and liabilities,
   net of operating assets and
   liabilities acquired in spin-off:
    Decrease in accounts receivable     433                    605
    Decrease in inventory             6,146                    927
    Increase in prepaid expenses       (628)                (3,205)
    Increase in accounts payable
      and accrued expenses              818                 27,798)
    Decrease in deferred tax
      liability                      (3,595)                     -
                                 ----------              ---------
      Net cash used in operating
        activities                   (7,747)               (31,009)
                                 ----------              ---------

Cash Flows from Investing Activities:
  Acquisition of available for sale
    security                         (5,000)                     -
                                 ----------              ---------
      Net cash used in investing
        activities                   (5,000)                     -
                                 ----------              ---------

Cash Flows from Financing Activities:
  Net cash acquired in spin-off     256,668                      -
  Proceeds received as additional
    paid in capital                   2,594                      -
  Proceeds received from parent
    company                           4,396                      -
  Amounts paid to parent company     (4,396)                     -
                                 ----------              ---------
      Net cash provided by financing
         activities                  259,262                     -
                                  ----------             ---------
Net Increase (Decrease) in Cash and
  Cash Equivalents                   246,515               (31,009)
Cash and Cash Equivalents,
  beginning of period                      -               351,393
                                  ----------             ---------
Cash and Cash Equivalents,
  end of period                   $  246,515             $ 320,384
                                  ==========             =========

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                       $        -            $       -
                                   ==========            =========
    Income taxes                   $        -            $       -
                                   ==========            =========
Supplemental Disclosures of Non-Cash
  Investing and Financing Activities:
    Unrealized  gain on available
     for sale securities           $  480,000            $       -
    Deferred tax liability           (206,400)                   -
                                   ----------            ---------
    Accumulated other comprehensive
      income                       $  273,600            $       -
                                   ==========            =========


Net Cash Acquired in Spin-off
  Transaction was Comprised of:
    Assets acquired other than
      Cash                         $  263,113            $       -
    Liabilities assumed               (36,490)                   -
    Common stock issued              (483,291)                   -
                                   ----------            ---------

Cash Acquired                      $  256,668            $       -
                                   ==========            =========

Issuance of Common Stock, Recorded as
  Reclassification from Additional
  Paid-in-Capital                  $    3,495            $       -
                                   ==========            =========



The accompanying notes are an integral part of these financial statements.

CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Creative Beauty Supply of New Jersey Corp ( the Company), was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the Board of Directors of Creative Beauty Supply Inc., (CBS) as a wholly-owned subsidiary of that company, a publicly traded New Jersey corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its shareholders, subject to the Company's current registration statement on Form 10-SB being declared effective. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation, upon approval by vote of the stockholders of CBS and Global whereby the former shareholders of CBS became the owners of 100% of the common stock of the Company. Also, on January 1, 2004, the Company commenced operations in the beauty supply industry at both the wholesale and retail levels. The Company had no transactions between its date of incorporation and January 1, 2004.

Investments in Available for Sale Securities

The Company considers its investment in equity securities as available for sale and has therefore reflected the investment at fair value in the accompanying financial statements. Realized gains and losses are reported in current earnings (losses). Changes in unrealized gain or loss is excluded from current earnings (losses) and reported as a component of other comprehensive income (loss) in the stockholders' equity section of the balance sheet.

Inventory

Inventory, which consists of finished goods, is valued at the lower of cost or market determined on a first-in, first-out (FIFO) basis. The Company also considers obsolescence, excess quantities, deterioration and other factors in evaluating net realizable value.

Income Taxes

Income tax provisions and credits are recorded at enacted tax rates for taxable items included in the statement of operations, regardless of the period for which such items are reported for tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the related deferred tax asset will not be realized.

CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004
(Continued)


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
Comprehensive Income

The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. For the period presented the Company's other comprehensive income consisted only of unrealized gains on available for sale securities.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS 128). Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which include convertible debentures, stock options and warrants. There were no dilutive common equivalents for the period presented.

2.  INTERIM PRESENTATION

Creative Beauty Supply Inc., the predecessor of the Company had a fiscal year end of March 31. Thus for the purpose of comparisons of results with those of the Company for the six months ended June 30 ,2004, the statement of operations and cash flows of CBS (predecessor) for the six months ended June 30, 2003 is presented on a proforma basis. In the opinion of management the accompanying unaudited financial statements contain all normal and recurring adjustments necessary to present fairly the financial position of the Company as of June 30, 2004, and its results of operations and cash flows for the six months ended June 30, 2004, and the results of operations and cash flows of the predecessor on a proforma basis for the six months ended June 30, 2003.

The statements of operations for the six months ended June 30, 2004 and June 30, 2003 (proforma) are not necessarily indicative of results for the full year.

While the Company believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with financial statements and accompanying notes as of January 31, 2004 and for the period from inception, (January 1, 2004) through January 31, 2004 included in the Company's registration statement on Form 10-SB12G which was filed with the Securities and Exchange Commission on May 21, 2004, along with the annual report of CBS on Form 10-KSB for the year ended March 31, 2003, as well as other interim filings. As of the date of these financial statements this registration statement has not been declared effective.

3.  INVESTMENTS IN AVAILABLE FOR SALE SECURITIES

The Company's investments in available for sale securities is comprised of two equity holdings as follows:

                                    June 30, 2004

Cost                                $   205,000
Unrealized gains                        480,000
                                    -----------
                                    $   685,000
                                    ===========

These investments consist of 200,000 shares of common stock of a public company whose stock trades on the OTC Bulletin Board, with a cost of $200,000, and subscriptions for 100,000 shares of common stock of a newly formed non-public company with a cost of $5,000. The investment in the public entity was acquired in the spin-off transaction from CBS as described in Note 1. There were no sales of securities during the six months ended June 30, 2004.


4.  COMMITMENTS AND CONTINGENCIES

The Company is obligated under a lease agreement with an unrelated party for the space occupied by its executive offices, store, and warehouse facilities in Totowa, New Jersey. The lease expires on April 30, 2007, and has a monthly rent of $1,350. The future lease payments at June 30, 2004 are $45,900. This lease was a renewal of a prior lease that expired on April 30, 2004 and had a monthly rent of $1,300. The prior lease, which was the obligation of the Company's parent, Creative Beauty Supply Inc., was assigned to the Company on January 1, 2004.

5.  OTHER MATTER

On May 21, 2004 the Company filed a registration statement with the Securities and Exchange Commission ("SEC") on Form 10-SB12G, to spin off the Company to the shareholders of CBS, and to register for sale 3,494,650 shares of $.001 par value common stock, which comprises all of the issued and outstanding common stock of the Company. The Company has received a letter from the SEC that contained comments on the filing as well as requests for additional information, which the Company is in the process of providing. As of the date of these financial statements the Company has not answered this letter or provided the additional information, and the registration statement has not been declared effective by the SEC.

                       INDEPENDENT AUDITORS REPORT


To the Board of Directors and Stockholders
Creative Beauty Supply of New Jersey Corp.
Totowa, New Jersey

We have audited the accompanying balance sheet of Creative Beauty Supply of New Jersey Corp. as of January 31, 2004 and the related statement of operations, stockholders' equity and cash flows for the period from inception (January 1, 2004) through January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Beauty Supply of New Jersey Corp. as of January 31, 2004, and the results of its operations and its cash flows for the period from inception (January 1, 2004) through January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.





                                  SAMUEL KLEIN AND COMPANY


Newark, New Jersey
March 26, 2004

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                             BALANCE SHEET
                           JANUARY 31, 2004

ASSETS
------
Current Assets:
  Cash and cash equivalents                                $  260,003
  Accounts receivable                                           1,376
  Inventory                                                    52,551
  Investment in available for sale securities                 440,000
  Prepaid insurance                                             3,529
  Due from related party                                        1,187
                                                           ----------
    Total Current Assets                                      758,646

Property and equipment, net of accumulated
 depreciation of $108 at January 31, 2004                       6,389
                                                           ----------
    Total Assets                                           $  765,035
                                                           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable and accrued expenses                    $   28,353
  Income taxes payable                                          2,946
                                                           ----------
    Total Current Liabilities                                  31,299

Deferred Tax Liability                                         91,450
                                                           ----------
    Total Liabilities                                         122,749
                                                           ----------

Commitments and Contingencies

Stockholders' Equity:
  Preferred Stock ($.001 par value, 10,000,000 shares
    authorized, none outstanding at January 31, 2004)               -
  Common stock ($.001 par value, 100,000,000 shares
    authorized, 3,494,650 issued and outstanding at
    January 31, 2004)                                           3,495
  Additional paid in capital                                  479,796
  Retained earnings                                            10,445
  Accumulated other comprehensive income                      148,550
                                                           ----------
    Total Stockholders' Equity                                642,286
                                                           ----------
    Total Liabilities and Stockholders' Equity             $  765,035
                                                           ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                        STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                      THROUGH JANUARY 31, 2004

Net Sales                                                  $   34,061

Cost of Sales                                                  11,649
                                                           ----------
Gross Profit                                                   22,412
                                                           ----------
Operating Expenses
  Officer's salary                                              2,500
  Employee benefits                                               999
  Professional fees                                             2,000
  Rent                                                          1,300
  Other general and administrative                              2,623
                                                           ----------
    Total Operating Expenses                                    9,422
                                                           ----------
Income from operations                                         12,990

Other Income:
  Interest income                                                 401
                                                           ----------
    Net Income before Income Taxes                             13,391

Provision for Income Taxes                                      2,946
                                                           ----------
Net Income                                                     10,445

Other Comprehensive Income, net of taxes arising from
  unrealized gain on available for sale securities            148,550
                                                           ----------
Total Comprehensive Income                                  $ 158,995
                                                           ==========

Earnings (loss) per Share:
  Basic and diluted net income per common share            $        -
                                                           ==========
  Basic and diluted weighted average common
    shares outstanding                                      3,494,650
                                                           ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                   STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                      THROUGH JANUARY 31, 2004

                                            Common Stock
                                          $.001 Par Value
                                        Number       Common     Additional
                                          of         Stock       Paid in
                                        Shares       Amount      Capital
                                      ----------   ----------   ----------
Spin-off of net assets of parent
  company recorded as additional
  paid in capital, January 1, 2004             -   $        -   $  483,291

Issuance of common stock               3,494,650        3,495       (3,495)

Net unrealized gain on available
  for sale securities                          -            -            -

Net income for the period ended
  January 31, 2004                             -            -            -
                                      ----------   ----------   ----------
Balances, January 31, 2004             3,494,650   $    3,495   $  479,796
                                      ==========   ==========   ==========


                                     Accumulated
                                        Other
                                    Comprehensive   Retained
                                       Income       Earnings       Total
                                      ----------   ----------   ----------
Spin-off of net assets of parent
  company recorded as additional
  paid in capital, January 1, 2004    $        -   $        -   $  483,291

Issuance of common stock                       -            -            -

Net unrealized gain on available
  for sale securities                    148,550            -      148,550

Net income for the period ended
  January 31, 2004                             -       10,445       10,445
                                      ----------   ----------   ----------
Balances, January 31, 2004            $  148,550   $   10,445   $  642,286
                                      ==========   ==========   ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                      STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                      THOUGH JANUARY 31, 2004


Cash Flows from Operating Activities:
  Net income                                               $   10,445
  Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation                                                  108

  Changes in assets and liabilities, net of operating
  assets and liabilities acquired in spin-off:
    Decrease in accounts receivable                                80
    Decrease in inventory                                       1,309
    Increase in prepaid expenses                               (2,229)
    Decrease in accounts payable and accrued expenses          (8,137)
    Increase in income taxes payable                            2,946
                                                           ----------
      Net cash provided by operating activities                 4,522
                                                           ----------

Cash Flows from Financing Activities:
  Net cash acquired in spin-off                               256,668
  Proceeds received from parent company                         3,209
  Amounts paid to parent company                               (4,396)
                                                           ----------
      Net cash provided by financing activities               255,481
                                                           ----------

Net Increase in Cash and Cash Equivalents                     260,003

Cash and Cash Equivalents, beginning of period                      -
                                                           ----------
Cash and Cash Equivalents, end of period                   $  260,003
                                                           ==========


Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                                               $        -
                                                           ==========
    Income taxes                                           $        -
                                                           ==========

Supplemental Disclosures of Non-Cash Investing and
Financing Activities:
  Unrealized  gain on available for sale securities        $  240,000
  Deferred tax liability                                      (91,450)
                                                           ----------

  Accumulated other comprehensive income                   $  148,550
                                                           ==========

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                  STATEMENT OF CASH FLOWS (Continued)
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                      THOUGH JANUARY 31, 2004


Net Cash Acquired in Spin-off Transaction was Comprised of:
  Assets acquired other than cash                          $  263,113
  Liabilities assumed                                         (36,490)
  Common stock issued                                        (483,291)
                                                           ----------

Cash Acquired                                              $  256,668
                                                           ==========

Issuance of Common Stock, Recorded as Reclassification
from Additional Paid-in-Capital                            $    3,495
                                                           ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.

                     NOTES TO FINANCIAL STATEMENTS

                            JANUARY 31, 2004


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business
Creative Beauty Supply of New Jersey Corp ( the Company), was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the Board of Directors of Creative Beauty Supply Inc., (CBS) as a wholly-owned subsidiary of that company, a publicly traded New Jersey corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its shareholders, subject to the Company's current registration statement filing on Form 10-SB being declared effective. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation, upon approval by vote of the stockholders of CBS and Global whereby the former shareholders of CBS became the owners of 100 percent of the common stock of the Company. Also, on January 1, 2004, the Company commenced operations in the beauty supply industry at both the wholesale and retail levels. The Company had no transactions between its date of incorporation and January 1, 2004.


Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.


Use of Management's Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


Revenue Recognition
Sales are recognized when the products are shipped to wholesale or retail customers which is when title and risk of loss has passed to the customer. See Note 8 for definition of wholesale and retail customers. Over the counter sales, which consist only of sales at our one store, are recognized at the point of sale. No incentives are offered to customers in connection with their purchase of our products. No rights of return exist in connection with the sale of our products except for defects in manufacture. In such cases we return such defective product to the vendor for a full refund or credit of the purchase price. The amount of product returned for such defects are evaluated on a regular basis for the purpose of determining an allowance for returns and allowances, if any. Our experience has indicated that such returns are negligible and such an allowance has not been required.

Investments in Available for Sale Securities
The Company considers its investment in equity securities as available for sale and has therefore reflected the investment at fair value in the accompanying financial statements. Realized gains and losses are reported in current earnings (losses). Changes in unrealized gain or loss is excluded from current earnings (losses) and reported as a component of other comprehensive income (loss) in the stockholders' equity section of the balance sheet.

Accounts Receivable
Accounts receivable are unsecured customer obligations due under normal trade terms that require payment within thirty days from the invoice date or as specified by the invoice, and are stated at the amount billed to the customer. Customer account balances with invoices dated more than ninety days prior to the date of the financial statements, or over ninety days past the due date are considered delinquent. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice, or if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's estimate of the amounts that will not be collected. Management reviews all accounts receivable balances that are considered delinquent on an individual basis, and based on an assessment of current credit worthiness, and management's experience, estimates the portion of the balance that will not be collected. Management considered all accounts receivable at January 31, 2004 to be fully collectible, and accordingly no allowance for doubtful accounts was recorded at this date.

Inventory
Inventory, which consists of finished goods, is valued at the lower of cost or market determined on a first-in, first-out (FIFO) basis. The Company also considers obsolescence, excess quantities, deterioration and other factors in evaluating net realizable value.

Impairment of Long-Lived Assets
The Company periodically evaluates long-lived assets for impairment, including property and equipment, pursuant to the requirements of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS 144). SFAS 144 requires that if events or changes in circumstances indicate that the cost of long-lived assets or asset groups may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted cash flows associated with the asset or asset group to the asset's carrying value to determine if a writedown to market value would be required. Long-lived assets or asset groups that meet the criteria in SFAS 144 as being held for disposal by sale are reflected at the lower of their carrying amount or fair market value, less costs to sell.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight line method. The major classes of assets and their estimated useful lives are as follows:

                                                 Years
                                              ----------

          Delivery equipment                           5
          Furniture and office equipment               7


Repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the results of operations.

Income Taxes
Income tax provisions and credits are recorded at enacted tax rates for taxable items included in the statement of operations, regardless of the period for which such items are reported for tax purposes.
Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the related deferred tax asset will not be realized.

Comprehensive Income
The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. For the period presented the Company's other comprehensive income consisted only of unrealized gains on available for sale securities.

Election of Fiscal Year
The Company has elected the calendar year as its fiscal year.

Earnings (Loss) Per Share
The Company computes earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS 128). Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which include convertible debentures, stock options and warrants.
There were no dilutive common equivalents for the period presented.

Recent Accounting Pronouncements
In December 2003 the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities including the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 is effective for the Company beginning January 1, 2004 and had no impact on the Company's financial position at that date, or results of operations for the period ended January 31, 2004 nor is it expected to have an impact in the future.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," (SFAS 150). This statement establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that instruments that are redeemable upon liquidation or termination of an issuing subsidiary that has a limited life are considered to be mandatorily redeemable shares in the financial statements of the parent. Accordingly, those non-controlling interests are required to be classified as liabilities and recorded at settlement value by this standard. This statement was effective for the Company beginning January 1, 2004 and had no impact on the Company's financial position at that date or results of operations for the period ended January 31, 2004, nor is it expected to have an impact in the future.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," (SFAS
132). This statement revised employers' disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined post-retirement plans. This statement is effective for fiscal years ending after December 15, 2003 and quarters beginning after that date. The Company adopted this statement on January 1, 2004 and it had no impact on its financial position at that date or results of operations for the period ended January 31, 2004, nor is it expected to have an impact in the future.

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial assets and liabilities in accordance with U.S. generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short-term maturities.

The Investment in available-for sale securities is recorded at fair value based on quoted market prices.

3.  INVESTMENT IN AVAILABLE FOR SALE SECURITIES

The Company's investment in available for sale securities is comprised of an equity holding in a single entity as follows:

                                              January 31,
                                                 2004
                                              ----------
          Cost                                $  200,000
          Unrealized Gain                        240,000
                                              ----------
                                              $  440,000
                                              ==========

This investment consists of 2,000,000 shares of common stock of a public company whose stock trades on the OTC Bulletin Board. This common stock was acquired on January 31, 2002 by CBS, the parent of the Company. At the conclusion of the transaction, this public company owned 18 percent of the issued and outstanding common stock of CBS. This holding was acquired by the Company in the spin-off of assets and liabilities of CBS on January 1, 2004 as described in Note 1. There were no sales of securities during the period from inception (January 1, 2004) through January 31, 2004.

4.  DUE FROM RELATED PARTY

Amount due from related party is comprised of advances to Creative Beauty Supply Inc. the parent of the Company, of $4,396, net of amounts transferred in from the parent of $3,209.

5.  PROPERTY AND EQUIPMENT

At January 31, 2004 property and equipment consisted of delivery equipment with a cost of $6,497, and accumulated depreciation of $108. Depreciation expense for the period from inception (January 1, 2004) through January 31, 2004 was $108. Furniture and office equipment with a cost of $1,500 and accumulated depreciation of $1,500 was written off on January 31, 2004.

6.  STOCKHOLDERS' EQUITY

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock, $.001 par value of which there were no shares outstanding at January 31, 2004, and 100,000,000 of common stock, $.001 par value of which 3,494,650 shares were outstanding on this date.

Holders of shares of common stock are entitled to one vote for each share or fraction thereof, on all matters to be voted on by the stockholders. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

7.  CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and trade receivables. The Company maintains substantially all of its banking activities with one bank and cash balances throughout the period presented in these financial statements generally exceeded the federally insured limits of the FDIC of $100,000. Management believes that its customer acceptance, credit and collection policies are adequate to minimize potential credit risk associated with trade receivables.

8.  COMPONENTS OF REVENUE

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to these customers for consumption in the course of providing hair care services to their customers, and not for resale are considered retail sales. All sales to the general public are also considered retail sales.

Net sales are summarized as follows for the period from inception
(January 1, 2004) through January 31, 2004:

          Retail                              $   15,661
          Wholesale                               18,400
                                              ----------
                                              $   34,061
                                              ==========

9.  COMMITMENTS AND CONTINGENCIES

The Company is obligated as assignee under a lease agreement with an unrelated party for the space occupied by its executive offices, store, and warehouse facilities in Totowa, New Jersey. This lease, which was the obligation of the Company's parent, was assigned to the Company on January 1, 2004. The lease expires on April 30, 2004, and has a monthly rent of $1,300. The future lease payments at January 31, 2004 are $3,900.

10.  PROVISION FOR INCOME TAXES

Provision for income taxes for the period ended January 31, 2004 is as follows:

          Current:
            Federal                           $    2,009
            State                                    937
                                              ----------
                                              $    2,946
                                              ==========

Certain items of income and expense are recognized in different tax years for financial reporting and income tax purposes. Deferred income taxes are provided to recognize these temporary differences. The item that gives rise to the deferred income tax (liability) is as follows at January 31, 2004:

          Unrealized gain on available for
            Sale securities                   $  (91,450)
                                              ==========

11.  SUBSEQUENT EVENTS

On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its shareholders. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation, upon approval by vote of the stockholders of CBS and Global, whereby the former shareholders of CBS became the owners of 100 percent of the common stock of the Company.

Pursuant to the Memorandum of Understanding between CBS and Global, the Company and Carmine Catizone, Pasquale Catizone and their families have agreed to indemnify Global from any claims arising from existing liabilities of CBS prior to the closing that occurred on March 19, 2004. Carmine Catizone was President and Chief Executive Officer of CBS through the closing date of the merger, and is currently President of the Company, and Pasquale Catizone was a stockholder of CBS through the closing date of the merger.

                         CREATIVE BEAUTY SUPPLY, INC.
                         CONSOLIDATED BALANCE SHEETS

                                 ASSETS
                                             DECEMBER 31,   MARCH 31,
                                                  2003        2003
                                              ----------   ----------
                                              (Unaudited)
CURRENT ASSETS:
   Cash and cash equivalents                  $  256,668   $  332,755
   Marketable securities                         200,000      160,000
   Accounts receivable                             1,456        1,554
   Inventory                                      53,860       63,912
   Prepaid expenses                                1,300        2,858
                                              ----------   ----------
   TOTAL CURRENT ASSETS                          513,284      561,079
                                              ----------   ----------
PROPERTY AND EQUIPMENT, net of accumulated
   depreciation                                    6,497        7,906
                                              ----------   ----------
TOTAL ASSETS                                  $  519,781   $  568,985
                                              ==========   ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable - trade                   $    3,720   $   18,468
   Payroll taxes withheld and accrued                925        1,202
   Accrued expenses                               31,845       16,095
                                              ----------   ----------
   TOTAL CURRENT LIABILITIES                      36,490       35,765
                                              ----------   ----------
STOCKHOLDERS' EQUITY:
   Preferred stock, par value $.001,
    authorized 10,000,000 shares, issued
     and outstanding -0- shares                        -            -
   Common stock, par value $.001,
    authorized 100,000,000 shares, issued
     and outstanding 3,494,650 shares              3,495        3,495
   Additional paid-in-capital                  1,288,781    1,288,781
   Accumulated deficit                          (808,985)    (719,056)
   Accumulated other comprehensive (loss)              -      (40,000)
                                              ----------   ----------
   TOTAL STOCKHOLDERS' EQUITY                    483,291      533,220
                                              ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $  519,781   $  568,985
                                              ==========   ==========





The accompanying notes are an integral part of these consolidated financial statements

                     CREATIVE BEAUTY SUPPLY, INC.
                 CONSOLIDATED STATEMENTS OF OPERATIONS
                               UNAUDITED

                                   FOR THE NINE MONTHS ENDED FOR THE THREE MONTHS
ENDED
                                          DECEMBER 31,              DECEMBER 31,
                                       2003         2002          2003        2002
                                    ----------   ----------   ----------   ----------
NET SALES                           $  132,162   $  149,529   $   40,849   $   46,336
COST OF GOODS SOLD - including
 inventory write down $13,741
 in December 2003                      112,202      112,894       44,174       35,435
                                    ----------   ----------   ----------   ----------
GROSS PROFIT(LOSS)                      19,960       36,635       (3,325)      10,901
                                    ----------   ----------   ----------   ----------
OPERATING EXPENSES:
   Salaries - officers                  23,890       24,220       10,370        8,030
   Payroll taxes                         2,008        2,056          799          695
   Auto and delivery                     4,354        6,523        1,234        2,215
   Employee welfare                      8,638        7,097        2,997        2,442
   Insurance                             2,898        3,680          952        1,360
   Office                                1,411        1,874          478          597
   Professional fees                    53,004       46,367       16,546        6,134
   Rent                                 11,700       11,655        3,900        3,900
   Store supplies                          320          888          153          213
   Taxes                                 1,109          500          550          260
   Telephone                             2,311        2,229          814          533
   Utilities                             1,256        1,378          397          282
   Miscellaneous                           688          872          201          314
   Depreciation                          1,409        1,236          470          412
                                    ----------   ----------   ----------   ----------
   TOTAL OPERATING EXPENSES            114,996      110,575       39,861       27,387
                                    ----------   ----------   ----------   ----------
LOSS FROM OPERATIONS BEFORE
   OTHER INCOME                        (95,036)     (73,940)     (43,186)     (16,486)
                                    ----------   ----------   ----------   ----------
OTHER INCOME:
   Gain on sale of securities                -        8,333            -            -
   Gain on sale of assets                    -          700            -            -
   Interest income                       5,107       11,557        1,353        3,385
                                    ----------   ----------   ----------   ----------
   TOTAL OTHER INCOME                    5,107       20,590        1,353        3,385
                                    ----------   ----------   ----------   ----------
NET LOSS                            $  (89,929)  $  (53,350)  $  (41,833)     (13,101)
                                    ==========   ==========   ==========   ==========
LOSS PER COMMON SHARE, BASIC
   AND DILUTED                      $    (0.03)  $    (0.02)  $    (0.01)         NIL
                                    ==========   ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING          3,494,650    3,494,650    3,494,650    3,494,650
                                    ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

                     CREATIVE BEAUTY SUPPLY, INC.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

                              (UNAUDITED)

                                                 2003         2002
                                              ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                   $  (89,929)  $  (53,350)
   Adjustments to reconcile net loss to net
    cash provided by (used in) operating
    activities:
     Depreciation                                  1,409        1,236
     Inventory obsolescence adjustment            13,741            -
     Gain on sale of marketable securities             -       (8,333)
     Gain on sale of assets                                      (700)
     Changes in operating assets and liabilities:
      Accounts receivable                             98           (1)
      Inventory                                   (3,689)       2,430
      Prepaid expenses                             1,558        2,494
      Accounts payable                           (14,748)       8,024
      Payroll taxes withheld and accrued            (277)          10
      Accrued expenses                            15,750          169
                                              ----------   ----------
     Net cash provided by (used in) operating
      activities                                 (76,087)     (48,021)
                                              ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property and equipment               -       (9,394)
   Proceeds from sale of marketable securities         -       25,000
   Proceeds from sale of assets                        -          700
                                              ----------   ----------
    Net cash provided by investing activities          -       16,306
                                              ----------   ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS        (76,087)     (31,715)

CASH AND CASH EQUIVALENTS - beginning of period  332,755      383,108
                                              ----------   ----------
CASH AND CASH EQUIVALENTS - end of period     $  256,668   $  351,393
                                              ==========   ==========





The accompanying notes are an integral part of these consolidated financial statements.

                      CREATIVE BEAUTY SUPPLY, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 2003


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the year ended March 31, 2004. The unaudited consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's Form 10-KSB for the year ended March 31, 2003.

Note 2 - PRINCIPALS OF CONSOLIDATION

The consolidated financial statements include the accounts of Creative Beauty Supply, Inc. and its inactive subsidiary Creative Beauty Supply of New Jersey Corporation (from date of its inception, October 1,
2003), hereafter the "Company". All intercompany accounts and transactions have been eliminated in consolidation.

NOTE 3 - INVENTORY

The Company's policy is to compute inventory for interim reporting on the gross profit method using the gross profit for the prior fiscal year, however, for December 31, 2003 the Company took a physical inventory after removing all old and slow moving inventory (approximately $13,741) from its shelves. Cost of goods sold was charged for the inventory write down.

NOTE 4 - DEFERRED INCOME TAXES

The Company has a deferred tax asset at December 31, 2003 of $130,641 resulting from net operating loss carryforwards which expire through the year 2018. A valuation allowance has been recorded for the full amount of the deferred tax asset.

NOTE 5 - COMPREHENSIVE LOSS

Other comprehensive income for the nine months ended December 31, 2003 consisted of an unrealized holding gain arising during the period (net of an income taxes of -0- after applying net operating loss carry
forwards) in the amount of $40,000.   Accordingly, this unrealized gain
is a non-cash activity for purposes of the statement of cash flows.

Other comprehensive loss for the nine months ended December 31, 2002 consisted of an unrealized holding loss arising during the period ( net of an income tax benefit of $ -0-) in the amount of $60,000.

NOTE 6 - MARKETABLE SECURITIES

The cost and fair value of marketable equity securities that are available-for-sale are as follows:

                                    December 31,    March 31,
                                       2003           2003
                                    ----------     ----------
     Cost                           $  200,000     $  200,000
     Gross unrealized loss                   -        (40,000)
                                    ----------     ----------
                                    $  200,000     $  160,000
                                    ==========     ==========

Fair market value is determined by market quotations.

The unrealized loss of marketable equity securities that are available for sale are as follows:

                                    December 31,    March 31,
                                       2003           2003
                                    ----------     ----------

     Net unrealized loss            $        -     $  (40,000)
     Deferred income taxes                   -              -
                                    ----------     ----------
                                    $        -     $  (40,000)
                                    ==========     ==========

These amounts are presented as accumulated other comprehensive (loss).

During the nine months ended December 31, 2003 and 2002 sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

                                       2003           2002
                                    ----------     ----------
     Sales proceeds                 $        -     $   25,000
                                    ==========     ==========
     Gross realized gains                    -     $    8,333
                                    ==========     ==========

The method used to determine the costs of securities sold was actual cost per share.

                    INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Creative Beauty Supply, Inc.
Totowa, New Jersey

We have audited the accompanying balance sheets of Creative Beauty Supply, Inc. as of March 31, 2003 and 2002, and the related statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Beauty Supply, Inc. as of March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





                                    /s/WithumSmith+Brown, P.C.

Livingston, New Jersey
May 27, 2003

                     CREATIVE BEAUTY SUPPLY, INC.
                           BALANCE SHEETS
                       MARCH 31, 2003 and 2002

        ASSETS
                                                 2003         2002
                                              ----------   ----------
CURRENT ASSETS:
  Cash and cash equivalents                   $  332,755   $  383,108
  Marketable securities                          160,000      364,500
  Accounts receivable                              1,554        2,123
  Inventory                                       63,912       66,353
  Prepaid expenses                                 2,858        2,494
                                              ----------   ----------
           TOTAL CURRENT ASSETS                  561,079      818,578

PROPERTY AND EQUIPMENT, net of
  accumulated depreciation                         7,906          161
                                              ----------   ----------
TOTAL ASSETS                                  $  568,985   $  818,739
                                              ==========   ==========

       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - trade                    $   18,468   $   10,887
  Accrued expenses                                16,095          825
  Payroll taxes withheld and accrued               1,202        1,188
  Deferred income taxes                                -       63,569
                                              ----------   ----------
          TOTAL CURRENT LIABILITIES               35,765       76,469
                                              ----------   ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $.001,
    authorized 10,000,000 shares, issued
    and outstanding - 0 - shares                       -            -
  Common stock, par value $.001,
    authorized 100,000,000 shares, issued
    and outstanding 3,494,650                      3,495        3,495
  Additional paid-in capital                   1,288,781    1,288,781
  Accumulated deficit                           (719,056)    (634,271)
  Accumulated other comprehensive income (loss)  (40,000)      84,265
                                              ----------   ----------
          TOTAL STOCKHOLDERS' EQUITY             533,220      742,270
                                              ----------   ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $  568,985   $  818,739
                                              ==========   ==========





See Accompanying Notes to Financial Statements.

                     CREATIVE BEAUTY SUPPLY, INC.
            STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                   YEARS ENDED MARCH 31, 2003 AND 2002

                                                 2003         2002
                                              ----------   ----------
NET SALES                                     $  193,495   $  216,087
COST OF GOODS SOLD                               144,103      163,148
                                              ----------   ----------
GROSS PROFIT                                      49,392       52,939
                                              ----------   ----------
OPERATING EXPENSES:
  Salaries-officers'                              32,170      168,850
  Payroll taxes                                    2,779        2,915
  Auto and delivery                                8,021        8,382
  Consulting fees                                      -      171,990
  Employee welfare                                 9,521        7,943
  Insurance                                        3,663        3,705
  Office                                           2,309        1,760
  Professional fees                               72,567       37,377
  Rent                                            15,555       15,204
  Store supplies                                   1,796          914
  Taxes                                              550          240
  Telephone                                        3,264        1,991
  Utilities                                        2,370        1,874
  Miscellaneous                                    1,124        1,611
  Depreciation                                     1,648          214
                                              ----------   ----------
    TOTAL OPERATING EXPENSES                     157,337      424,970
                                              ----------   ----------
LOSS FROM OPERATIONS                            (107,945)    (372,031)
                                              ----------   ----------
OTHER INCOME:
  Gain on sale of securities                       8,333       41,666
  Interest income                                 14,127       11,636
  Gain on sale of assets                             700            -
                                              ----------   ----------
    TOTAL OTHER INCOME                            23,160       53,302
                                              ----------   ----------
NET LOSS                                         (84,785)    (318,729)
                                              ----------   ----------
OTHER COMPREHENSIVE LOSS, NET OF TAXES
  Unrealized holding gains (loss) arising
  during the year, net of income taxes of
  $(60,200) for 2003 and $60,200 for 2002       (119,800)      79,800
Less: reclassification adjustment, net of
  income taxes of $3,369 for 2003 and
  $51,724 for 2002                                (4,465)     (68,567)
                                              ----------   ----------
                                                (124,265)      11,233
                                              ----------   ----------

TOTAL COMPREHENSIVE LOSS                      $ (209,050)  $ (307,496)
                                              ==========   ==========
LOSS PER COMMON SHARE, BASIC AND DILUTED      $     (.02)$      (0.15)
                                              ==========   ==========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                    3,494,650    2,184,513
                                              ==========   ==========


See Accompanying Notes to Financial Statements.

                     CREATIVE BEAUTY SUPPLY, INC.
                   STATEMENTS OF STOCKHOLDERS' EQUITY
                   YEARS ENDED MARCH 31, 2003 AND 2002

                                                               Accumulated
                 Common Stock         Additional                  Other
                   Number of           Paid-in    Accumulated  Comprehensive
                    Shares   Amounts   Capital      Deficit    Income(Loss)   Total
                  ---------  --------  ---------  -----------  ---------  ---------
Balance, March 31,
  2001            1,864,650  $  1,865  $  646,291  $  (315,542) $     73,032  $405,646

Net loss                   -         -           -     (318,729)           - (318,729)

Granting of stock
  options                  -         -     308,490            -            -  308,490

Issuance of common
  stock through
  exercise of stock
  options         1,130,000     1,130     134,500            -            -   135,630

Issuance of common
  stock in exchange
  for marketable
  securities        500,000       500     199,500            -            -   200,000

Other comprehensive
  income                  -         -           -            -       11,233    11,233
                  ---------  --------  ----------  -----------  -----------  --------
Balance, March 31,
  2002            3,494,650     3,495   1,288,781     (634,271)      84,265   742,270

Net loss                  -         -           -      (84,785)           -   (84,785)

Other comprehensive
  loss                    -         -           -            -     (124,265) (124,265)
                  ---------  --------  ----------  -----------  ----------- ---------
Balance, March 31,
  2003            3,494,650  $  3,495  $1,288,781  $  (719,056) $   (40,000) $533,220
                  =========  ========  ==========  ===========  ===========  ========





See Accompanying Notes to Financial Statements.

                     CREATIVE BEAUTY SUPPLY, INC.
                       STATEMENTS OF CASH FLOWS
                  YEARS ENDED MARCH 31, 2003 AND 2002

                                                 2003         2002
                                              ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                    $  (84,785)  $( 318,729)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation                                   1,648          214
    Gain on sale of marketable securities         (8,333)     (41,666)
    Gain on sale of delivery van                    (700)           -
    Non-cash operating expenses                        -      308,490
    Changes in operating assets and liabilities:
      Accounts receivable                            569          283
      Inventory                                    2,441       (3,632)
      Prepaid expenses                              (364)       1,143
      Accounts payable                             7,581       (7,872)
      Payroll taxes withheld and accrued              14          367
      Accrued expenses                            15,270       (1,627)
                                              ----------   ----------
  Net Cash Used In Operating Activities          (66,659)     (63,029)
                                              ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of marketable securities     25,000       75,000
  Proceeds from sale of delivery van                 700            -
  Acquisition of Property and equipment           (9,394)           -
                                              ----------   ----------
  Net Cash Provided By Investing Activities       16,306       75,000
                                              ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock and options                 -      135,630
                                              ----------   ----------
  Net Cash Provided By Financing Activities            -      135,630
                                              ----------   ----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                           (50,353)     147,601

CASH AND CASH EQUIVALENTS-beginning of year      383,108      235,507
                                              ----------   ----------
CASH AND CASH EQUIVALENTS-end of year         $  332,755   $  383,108
                                              ==========   ==========





See Accompanying Notes to Financial Statements.

                     CREATIVE BEAUTY SUPPLY, INC.
                    NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

Organization:
Creative Beauty Supply, Inc. was incorporated in the State of New Jersey on August 28,1995, and commenced operations on January 2, 1996. The Company sells cosmetic and beauty supplies both on the retail and wholesale levels to the general public and beauty salons in Northern and Central New Jersey.

The Company is located in Totowa, New Jersey and presently employs only one full-time employee.

Accounting Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Net sales are recognized at the time products are shipped to customers. Over the counter sales are recorded at point of sale.

Cash Equivalents:
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities:
The Company has elected to classify its investments in equity securities as available-for-sale and report them at fair value.
Realized gains and losses are recorded in earnings (loss) and changes in the unrealized gain or loss is excluded from earnings (loss) and reported as a component of other comprehensive income (loss).

Receivables and Credit Policies:
Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date or as specified by the invoice and are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days or 90 days past the due date are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice, or if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that are considered delinquent and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. In addition, management periodically evaluates the adequacy of the allowance based on the Company's past experience. Management considered accounts receivable at March 31, 2003 and 2002 to be fully collectible; accordingly, no allowance for doubtful accounts was provided for at March 31, 2003 and 2002.

Inventory:
Inventory, consisting of finished goods, is valued at lower cost or market with cost being determined on the first-in, first-out (FIFO) method. The Company also considers obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Long-Lived Assets:
The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recognized whenever future cash flows (undiscounted) from an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation of property and equipment is provided for over the estimated useful lives of the respective assets. Depreciation is recorded on the straight-line method.

The major classes of assets and ranges of estimated useful lives are as follows:

                                             Years
                                            -------
          Delivery equipment                   5
          Furniture and office equipment       7

Maintenance, repairs and minor renewals are charged to earnings when they are incurred. When assets are retired or otherwise disposed of, the assets and related allowance for depreciation is eliminated from the account and any resulting gain or loss is reflected in income.

Income Taxes:
Deferred income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the
deferred tax asset will not be realized.   Deferred income tax assets
and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

Net Loss Per Common Share:
The Financial Accounting Standard Board issued "SFAS" No. 128, which requires the presentation on the face of the income statement "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of outstanding common shares. The calculation of dilutive earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and convertible debentures. There were no dilutive common stock equivalents for all periods presented.

Comprehensive Income (Loss):
Comprehensive income (loss) includes net loss adjusted for certain revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles; for the Company, such amounts consist solely of unrealized gains (losses) from marketable securities available for sale.

New Accounting Standards:
The Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". However, SFAS 144 retains the fundamental provisions of Statement No. 121 for (a) the recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 was effective for the Company on April 1, 2002. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for
Costs Associated with Exit or Disposal Activities," which supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability be recognized when it is incurred and should initially be measured and recorded at fair value. This statement is effective for exit or disposal activities that are initiated after December 31, 2002 and management does not expect the adoption to have an impact on the Company's financial position or results of operations.

In November 2002, the FASB has issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others ("FIN 45")" which addresses the disclosure to be made by a guarantor in interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The Company has adopted the disclosure requirement of FIN 45 and will apply the recognition and measurement provisions for all material guarantees. The adoption of this interpretation did not have a material impact on the Company's result of operations or financial position.

In December 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure. " SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosure in financial statements about the effects of stock based compensation. The adoption in this pronouncement did not have a material impact on the Company's financial position or result of operations.

In January 2003, the FASB issued FASB Interpretation FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities (VIE's) created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that is acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The adoption of FIN 46 is not expected to have a material impact on the Company's financial position, liquidity, or results of operations.

The Financial Accounting Standard Board issued "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both
liabilities and equity.   It requires an issuer to classify a financial
instrument that is within its scope as a liability (or as an asset, in
some circumstances).   Most of such instruments were previously
classified as equity.   The Statement is effective for financial
instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning
after June 15, 2003.   The Adoption of this pronouncement is not
expected to have a material impact on the Company's financial position, liquidity or results of its operations.

2.  Concentration of Credit Risk:
The Company sells its product to various customers primarily in Northern and Central New Jersey. The Company performs ongoing credit evaluations on its customers and generally does not require collateral.

The Company maintains its cash balances with a major bank.
The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. At March 31, 2003 the Company's uninsured cash balances approximated $236,700.

3.  Supplier Concentration:
For the years ended March 31, 2003 and 2002 the Company purchased approximately 56% and 59%, respectively, of its products from one supplier. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in merchandise and possible loss of sales which could affect operating results.

4.  Fair Value of Financial Instruments:
The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short-term maturities.

The investment in marketable equity securities is recorded at fair value based on quoted market prices.

5.  Marketable Securities:
The cost and fair value of marketable equity securities that are available-for-sale are as follows:

                                                     March 31,
                                                 2003         2002
                                              ----------   ----------
     Cost                                     $  200,000   $  216,666
     Gross unrealized gains (losses)             (40,000)     147,834
                                              ----------   ----------
     Fair values                              $  160,000   $  364,500
                                              ==========   ==========

The unrealized appreciation (depreciation) of marketable equity securities reported as accumulated other comprehensive income (loss) is as follows:

                                                     March 31,
                                                 2003         2002
                                              ----------   ----------
     Net unrealized gains (losses)            $  (40,000)  $  147,834
     Deferred income taxes                             -      (63,569)
                                              ----------   ----------
                                              $  (40,000)  $   84,265
                                              ==========   ==========

During 2003 and 2002, sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

                                                 2003         2002
                                              ----------   ----------
     Sales Proceeds                           $   25,000   $   75,000
                                              ==========   ==========
     Gross Realized Gains                     $    8,333   $   41,666
                                              ==========   ==========

The method used to determine the cost of securities sold was actual cost per share.

6.  Property and Equipment:
The components of property and equipment are as follows:

                                                     March 31,
                                                 2003         2002
                                              ----------   ----------
     Delivery equipment                       $    9,394   $    9,750
     Furniture and office equipment                1,500        1,500
                                              ----------   ----------
                                                  10,894       11,250
     Less: Accumulated depreciation                2,988       11,089
                                              ----------   ----------
                                              $    7,906   $      161
                                              ==========   ==========

Depreciation expense for the years ended March 31, 2003 and 2002 was $1,648 and $214, respectively.

7.  Income Taxes:
The deferred income tax assets and liabilities at March 31, 2003 and 2002 relate to temporary differences between the financial statement carrying amounts and their tax basis. Assets and liabilities that give rise to significant portions of the net deferred tax assets and liabilities related to the following:

                                                     March 31,
                                                 2003         2002
                                              ----------   ----------
     Net operating loss carry forwards        $   94,143   $   58,811
     Inventory, principally due to inventory
       reserves not currently deductible           2,236            -
     Unrealized holding (gains) losses            17,200      (63,569)
                                              ----------   ----------
                                                 113,579       (4,758)
     Valuation allowance                        (113,579)     (58,811)
                                              ----------   ----------
     Net income tax asset (liability)         $        -   $  (63,569)
                                              ==========   ==========

A valuation allowance has been established equal to the full amount of the deferred tax asset as the Company is not assured at March 31, 2003 that is more likely than not that these benefits will be realized.

The deferred income tax liabilities at March 31, 2002 related to an unrealized holding gain from its investments in marketable equity securities held for sale.

The change in the valuation allowance for the year ended March 31, 2003 was an increase of $54,768 due to increases in federal and state net operating losses carry forwards, inventory reserves and unrealized holding losses.

A reconciliation between the Federal Income Tax Rate (34%) and the effective income tax rate based on continuing operations is as follows:

                                                Year Ended March 31,
                                                 2003         2002
                                              ----------   ----------
     Statutory Federal income tax benefit     $  (28,827)  $ (108,368)
     Non-deductible items                              -      106,723
     Valuation Allowance                          28,827        1,645
                                              ----------   ----------
     Net Income Tax Expense                   $        -   $        -
                                              ==========   ==========

Federal net operating loss carry forwards of $231,047 will expire through the year 2018 and State net operating loss carry forwards of $173,187 will expire through the year 2010. However, state net operating loss carry forwards are suspended for use until 2005.

8.  Stockholders' Equity:
On August 20, 2001 the Board of Directors approved the issuance of 1,130,000 stock options to its President and two consultants. The options were exercisable at $.12 per common share for a period of one year and granted for the consideration of $10 per individual. On December 4, 2001 all options were granted at which time additional paid-in-capital was charged for $308,520 ($ .27 per share) for the excess of market value over the option price. Officer salaries were charged for $136,530 and consulting fees for $171,990.

In January 2002, all 1,130,000 stock options were exercised for $135,600 ($.12 per share).

In January 2002, the Company exchanged 500,000 shares of its common stock valued at $.40 per share for 2,000,000 shares of a corporate stockholder's common stock valued at $.10 per share.

9.  Supplemental Cash Flow Information:
There was no interest or income taxes paid during the years ended March 31, 2003 and 2002.

Non cash investing and financing activities for the year ended March 31, 2002 consisted of an exchange of 500,000 shares of common stock for marketable securities valued at $200,000 and the issuance of common stock and options for $135,630.

10.  Sales:
Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to beauty salons for their own consumption, not for resale, are considered retail sales. All sales to the general public are also considered retail sales.

Net sales are summarized as follows:
                                             Year Ended March 31,
                                               2003         2002
                                            ----------   ----------
          Retail                            $  109,061   $  124,936
          Wholesale                             84,434       91,151
                                            ----------   ----------
                                            $  193,495   $  216,087
                                            ==========   ==========

11.  Commitments:
In April of 1999, the Company entered into a lease agreement with a non-related party for a term of three (3) years commencing May 1, 1999 for the rental of its executive offices, retail, wholesale and warehouse facilities in Totowa, New Jersey at a monthly rental of $1,200 per month for the first twelve (12) and $1,300 a month for each of the remaining twenty four (24) months.

In April 2002, the Company renewed its lease for a term of two(2) years commencing May 1, 2002 at a monthly rental of $1,300 per month.

Total rent charged to operations for the years ended March 31, 2003 and 2002 was $15,555 and $15,204, respectively.

The Company's minimum future annual lease payments are as follows:

                      Year ended
                       March 31
                     ------------
                         2004              15,600
                         2005               1,300
                                       ----------
                                       $   16,900
                                       ==========

12.  Related Party Transaction:
On January 31, 2002 the Company exchanged 500,000 shares of its common stock valued at $200,000 ($0.40 cents per share) for 2,000,000 shares of a corporate stockholder's common stock valued at $200,000 ($0.10 per share). This corporate stockholder was one of the consultants who
received options as indicated in Note 8.   At the conclusion of the
transaction, the corporate stockholder owned 18% of the Company's issued and outstanding shares.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation(1)
(3.2) Bylaws(1)
(4)   Form of Common Stock Certificate(1)
(10)  Renewed Lease Agreement(4)
(10.1)Memorandum of Understanding between Global Digital Solutions and Creative Beauty Supply, Inc,(3)
(16) Letter regarding change in certifying accountant from Withum Smith & Brown, PC to the Securities Exchange Commission (2)


(1) Incorporated by reference to Form 10SB, file number 0-50773 filed on May 21, 2004.
(2) Incorporated by reference to Form 8-K filed March 25, 2004 by
Creative Beauty Supply, Inc.
(3) Incorporated by reference to Form 8-K filed March 8, 2004 by
Creative Beauty Supply, Inc.
(4)Filed with this amendment.
                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Beauty Supply of New Jersey Corporation

Date:  September 10, 2004          /s/ Carmine Catizone
                            ---------------------
                            By: Carmine Catizone
                               President, Chief Executive Officer